U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Boyle                Bernard                    C.
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   (Last)               (First)                 (Middle)

   c/o Professional Detailing, Inc.
   10 Mountainview Road
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                                    (Street)

   Upper Saddle River     New Jersey           07458
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Professional Detailing, Inc.  Nasdaq National Market: "PDII"
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   November 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |_|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)

   Chief Financial Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share             11-08-00       M               5,000       A      $  1.61
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Common Stock, par value
$.01 per share             11-13-00       M               5,000       A      $  1.61
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Common Stock, par value
$.01 per share             11-22-00       M               5,000       A      $  1.61
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Common Stock, par value
$.01 per share             11-29-00       M               7,992       A      $  1.61
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Common Stock, par value
$.01 per share             11-08-00       S               5,000       D      $111.775
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Common Stock, par value
$.01 per share             11-10-00       S               5,000       D      $119.964
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Common Stock, par value
$.01 per share             11-13-00       S               5,000       D      $110.075
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Common Stock, par value
$.01 per share             11-22-00       S               5,000       D      $123.375
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Common Stock, par value
$.01 per share             11-29-00       S               7,992       D      $125.375 2,834          D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Options to acquire  $ 1.61   11-08-00 M               5,000  *1       December Common     5,000
common stock, par                                                     31,2005  Stock
value $.01 per
share
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Options to acquire  $ 1.61   11-13-00 M               5,000  *1       December Common     5,000
common stock, par                                                     31,2005  Stock
value $.01 per
share
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Options to acquire  $ 1.61   11-22-00 M               5,000  *1       December Common     5,000
common stock, par                                                     31,2005  Stock
value $.01 per
share
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Options to acquire  $ 1.61   11-29-00 M               7,992  *1       December Common     7,992
common stock, par                                                     31,2005  Stock
value $.01 per
share
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Options to acquire  $27.1875                                 *2       October  Common    20,000           20,000    D
common stock, par                                                     28, 2009 Stock
value $.01 per
share
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

Explanation of Responses: *1: The employee stock option, with a right to buy 22,992 shares is currently exercisable with respect to all 22,992 shares, of which all 22,992 shares have been exercised; and *2: The employee stock option, with a right to buy, granted on 10/28/99 is currently exercisable with respect to 6,667 shares, with the remaining 13,333 shares exercisable as follows: 6,667 shares on 10/28/01, and 6,666 shares on 10/28/02.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Bernard C. Boyle                                            12/04/00
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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